# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NewcelX Ltd., CIK 0001783036
CUSIP: H5835A109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: The Circle 6, Zurich, Switzerland (V8), 8058
Date of event which requires filing of this statement: 10/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002095455

## Reporting persons
- League Jinn Sarl: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 988,996; sole dispositive power 0; shared dispositive power 988,996; aggregate amount beneficially owned 988,996 (21.6% of the class)
  Comment: (1) Consists of (i) 968,205 common shares, par value CHF 0.05 of NewcelX Ltd. (the "Common Shares"), and (ii) 20,791 Common Shares issuable upon exercise of common warrants exercisable within 60 days of October 30, 2025, subject to a beneficial ownership limitation of 9.99%. The beneficial ownership limitation restricts the holder of the common warrants from exercising that portion of the warrants that would result in League Jinn Sarl owning, after exercise, a number of Common Shares in excess of the beneficial ownership limitation. Mr. Julien Ruggieri, the sole manager of League Jinn Sarl holds voting and dispositive power over the securities held by League Jinn Sarl.
  
  (2) Based on 4,558,378 Common Shares issued and outstanding as of October 31, 2025, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 29, 2025.
- Julien Ruggieri: type of reporting person: individual (IN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 988,996; sole dispositive power 0; shared dispositive power 988,996; aggregate amount beneficially owned 988,996 (21.6% of the class)
  Comment: (1) Consists of (i) 968,205 Common Shares, and (ii) 20,791 Common Shares issuable upon exercise of common warrants exercisable within 60 days of October 30, 2025, subject to a beneficial ownership limitation of 9.99%. The beneficial ownership limitation restricts the holder of the common warrants from exercising that portion of the warrants that would result in League Jinn Sarl owning, after exercise, a number of Common Shares in excess of the beneficial ownership limitation. Mr. Julien Ruggieri, the sole manager of League Jinn Sarl holds voting and dispositive power over the securities held by League Jinn Sarl.
  
  (2) Based on 4,558,378 Common Shares issued and outstanding as of October 31, 2025, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 29, 2025.

## Item 1. Issuer
Name of issuer: NewcelX Ltd.
Address of issuer's principal executive offices: The Circle 6, Zurich, Switzerland 8058

## Item 2. Person Filing
Name of person filing:
(1) League Jinn Sarl
(2) Mr. Julien Ruggieri

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The statement is being filed on behalf of the Reporting Persons.
Address of principal business office or, if none, residence:
The address of the Reporting Persons is:
4-6 Rue Du Fort Rheinsheim, L-2419, Luxemburg.
Citizenship:
(3) League Jinn Sarl is a corporation formed under the laws of Luxemburg.
(4) Mr. Julien Ruggieri is a citizen of Luxemburg.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Each Reporting Person may be deemed to beneficially own (i) 968,205 Common Shares, and (ii) 20,791 Common Shares issuable upon exercise of common warrants exercisable within 60 days of October 30, 2025. Mr. Julien Ruggieri, the sole manager of League Jinn Sarl holds voting and dispositive power over the securities held by League Jinn Sarl.
Percent of class:
21.6%.

Based on 4,558,378 Common Shares issued and outstanding as of October 31, 2025, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 29, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 988,996
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 988,996

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1 Joint Filing Agreement dated November 13, 2025, by and between the Reporting Persons.

## Signatures
- League Jinn Sarl: /s/ Julien Ruggieri, Julien Ruggieri/Sole Manager of League Jinn Sarl (11/13/2025)
- Julien Ruggieri: /s/ Julien Ruggieri, Julien Ruggieri (11/13/2025)